

August 2, 2011

<u>Via Facsimile</u>
Alex J. Kaminski
Chief Financial Officer
Cono Italiano, Inc
10 Main Street
Keyport, NJ 07735

> **Re: Cono Italiano, Inc**
> **Form 10-K for the year ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 0-51388**

Dear Mr. Kaminski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 8. Financial Statements and Supplementary Data, page 21

Report of Independent Registered Public Accounting Firm

1.   We note that the report of your Independent Registered Public Accounting Firm does not cover your cumulative financial statements from the date of inception through December 31, 2010. Please note that auditor association with the cumulative data is required on an annual basis as long as you are in the development stage. Please amend the filing to include a report from your Independent Registered Public Accounting Firm that opines on the cumulative data, or tell us why you are unable to do so.

Consolidated Balance Sheet

2.   We note the significance of your accrued legal expense. Please explain to us the nature and significant components of this balance. Additionally, please revise future filings, including any amendment to this filing, to disclose additional details regarding this matter, including any disclosures required by FASB ASC topic 450-20-50.

Note K – Income Tax Compliance

3.   We note that you have provided a full valuation allowance against your deferred tax assets. We do not see where you have provided information related to your deferred tax assets and liabilities on a gross basis as required by FASB ASC paragraph 715-10-50-2. Please revise future filings, including any amendment to this filing, to provide the required disclosures.

4.   Further to the above, please reconcile your effective tax rate to your statutory rate in future filings, including any amendment to this filing. Refer to FASB ASC paragraphs 715-10-50-11 and 12.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any questions.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief